BAE SYSTEMS plc

Copies of the following:

Ordinary resolutions relating to the authorisation of political donations and political expenditure by the Company and certain of its subsidiaries up to specified limits;

Ordinary resolution relating to the renewal of the authority for the directors to allot new shares;

Special resolution relating to the renewal of the authority for the directors to disapply pre-emption rights;

Special resolution relating to the renewal of the authority for the Company to purchase its own shares; and

Special resolution relating to the approval of electronic and website communications and consequential amendments to the Articles of Association,

being resolutions (other than resolutions concerning ordinary business) passed by the Company at its AGM on 9 May 2007, have been submitted to the Financial Services Authority and will shortly be available for publication at the Financial Services Authority's Document Viewing Facility which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS

Tel: (020) 7066 1000.

10 May 2007

No. 1470151

The Companies Act 1985

COMPANY LIMITED BY SHARES

BAE SYSTEMS plc

I HEREBY CERTIFY THAT the following is a true and fair copy of resolutions passed at an Annual General Meeting of the above-named Company duly convened and held at the Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE on Wednesday 9 May 2007.

The following resolution was passed as an Ordinary Resolution:

Authority to Allot New Shares

THAT the authority conferred on the Directors by Article 12 (B)(i) of the Articles of Association of the Company be and is hereby renewed for the period ending on 8 August 2008 or, if earlier, on the day before the Company's Annual General Meeting in 2008 and that for such period the Section 80 Amount shall be £26,664,742.

The following resolutions were passed as Special Resolutions:

1. Disapplication of Pre-emption Rights

   THAT the power conferred on the Directors by Articles 12(B)(ii) of the Articles of Association of the Company be and is hereby renewed for the period ending on 8 August 2008 or, if earlier, on the day before the Company's Annual General Meeting in 2008 and that for the period the Section 89 amount shall be £4,000,111.

2. Authority to Purchase own Shares

   THAT the Company be and is hereby unconditionally and generally authorised for the purposes of Section 166 of the Companies Act 1985 to make market purchases, as defined in Section 163 of that Act, of ordinary shares of 2.5p each in the capital of the Company provided that:

(i) the maximum number of ordinary shares that may be purchased is 320,008,915;

(ii) the minimum price which may be paid for each ordinary share is 2.5p;

(iii) the maximum price that may be paid for each ordinary share is an amount equal to 105 per cent. of the average of the middle market quotations of the Company's ordinary shares as derived from the London Stock Exchange Daily Official List for the five business days immediately preceding the day on which such ordinary share is contracted to be purchased; and

(iv) this authority shall expire on the conclusion of the Annual General Meeting of the Company held in 2008 or, if earlier, 9 August 2008 (except in relation to the purchase of ordinary shares the contract for which was concluded before the expiry of such authority and which may be executed wholly or partly after such expiry) unless such authority is renewed prior to such time.

3. Approval of electronic and website communications and consequential amendments to the Articles of Association

THAT

(i) the Company be authorised, subject to and in accordance with the provisions of the Companies Act 2006, the Disclosure and Transparency Rules published by the Financial Services Authority and the Articles of Association, to send, convey or supply all types of notices, documents or information to the members by means of electronic equipment for the processing (including digital compression), storage and transmission of data, employing wires, radio optical technologies, or any other electromagnetic means, including, without limitation by sending such notices, documents or information by electronic mail or by making such notices, documents or information available on a website; and

(ii) the Articles of Association of the Company be and are hereby amended as detailed in the Appendix accompanying this Notice of Annual General Meeting dated 3 April 2007 (a copy of which is presented to the meeting and signed by the Chairman for the purposes of identification) with effect from the end of this meeting.

Secretary

Appendix

Amendments to the Articles of Association

This is the appendix referred to in Resolution 21 of the Notice of Annual General Meeting dated 3 April 2007, and set out amendments to be made to the Articles of Association of BAE Systems plc.

Article	Amendment
2	In the definition of "The Statutes" following "affecting the Company", at the end of the definition, insert "(including the Companies Act 2006)". In the definition of "In writing" following "Written or produced by any substitute for writing", insert "(including anything in electronic form)" and delete "including (but only to the extent that (a) the Directors so resolve, either generally or in relation to particular categories of documents, and (b) the recipient (if not the Company) has requested or agreed) electronic communication". In the first paragraph following the definition of "Year" delete ", in relation to electronic communication" and "such communication" and replace "such communication" with "sending or receiving notices, documents or information by electronic means and/or by means of a website". Between the third and fourth paragraphs following the definition of "Year" insert as two separate paragraphs: "The expression "Companies Acts" shall have the meaning given thereto by Section 2 of the Companies Act 2006 but shall only extend to provisions which are in force at the relevant date. The expression "Company Communications Provisions" shall have the same meaning as in the Companies Acts." Amend the existing fourth paragraph following the definition of "Year" so that it states: "The expressions "hard copy form", "electronic form" and "electronic means" shall have the same respective meanings as in the Company Communications Provisions."
69(a)	Delete "comply" and replace with "authenticated in accordance".
69(b)	Delete "comply" and replace with "authenticated in accordance".
69	Amend the second paragraph so that it states: "Any signature on or authentication of such appointment need not be witnessed. Where an appointment of a proxy is signed or authenticated in accordance with Article 141 on behalf of the appointor by an attorney, the power of attorney or a copy thereof certified notarially or in some other way approved by the Directors must (failing previous registration with the Company) be submitted to the Company, failing which the appointment may be treated as invalid."
89	Following "lodged at the Office notice in writing signed" insert "or authenticated in accordance with Article 141" and following "and also notice in writing signed" insert "(or sufficiently authenticated to the satisfaction of the Directors)".
123	Following "effective only if such document is signed" insert "or authenticated in

Article	Amendment
	accordance with Article 141".
132	Delete the last sentence, "To the extent permitted by Statute and agreed by the member, the documents referred to in this Article may be sent by electronic communication."
Heading	Prior to Article 136 delete the heading "NOTICES" and replace with "COMMUNICATIONS WITH MEMBERS".
136	Delete Article 136 and replace with: "136. (A) The Company may, subject to and in accordance with the Companies Acts and these Articles, send or supply all types of notices, documents or information to members by electronic means and/or by making such notices, documents or information available on a website. (B) The Company Communications Provisions have effect for the purposes of any provision of the Companies Acts or these Articles that authorises or requires notices, documents or information to be sent or supplied by or to the Company. (C) Any notice, document or information (including a share certificate) which is sent or supplied by the Company in hard copy form, or in electronic form but to be delivered other than by electronic means, and which is sent by pre-paid post and properly addressed shall be deemed to have been received by the intended recipient at the expiration of 24 hours (or, where first class mail is not employed, 48 hours) after the time it was posted, and in proving such receipt it shall be sufficient to show that such notice, document or information was properly addressed, pre-paid and posted. (D) Any notice, document or information which is sent or supplied by the Company by electronic means and/or by means of a website shall be deemed to have been received by the intended recipient at 9 a.m. on the day following that on which it was transmitted, and in proving such receipt it shall be sufficient to show that such notice, document or information was properly addressed. (E) Any notice, document or information which is sent or supplied by the Company by means of a website shall be deemed to have been received when the material was first made available on the website or, if later, when the recipient received (or is deemed to have received) notice of the fact that the material was available on the website. (F) The accidental failure to send, or the non-receipt by any person entitled to, any notice of or other document or information relating to any meeting or other proceeding shall not invalidate the relevant meeting or proceeding. (G) The provisions of this Article shall have effect in place of the Company Communications Provisions relating to deemed delivery of notices, documents or information." Retain the left margin reference "Notices", which applies to Article 136.
137	Delete Article 137 and replace with:

Article	Amendment
	"137. (A) Anything which needs to be agreed or specified by the joint holders of a share shall for all purposes be taken to be agreed or specified by all the joint holders where it has been agreed or specified by the joint holder whose name stands first in the register in respect of the share. (B) Any notice, document or information which is authorised or required to be sent or supplied to joint holders of a share may be sent or supplied to the joint holder whose name stands first in the register in respect of the share, to the exclusion of the other joint holders. For such purpose, a joint holder having no registered address in the United Kingdom and not having supplied an address within the United Kingdom for the service of notices may, subject to the Statutes, be disregarded. (C) The provisions of this Article shall have effect in place of the Company Communications Provisions regarding joint holders of shares." Retain the left margin reference "Notices to joint holders", which applies to Article 137.
138	Delete Article 138 and replace with: "138. (A) A person who claims to be entitled to a share in consequence of the death or bankruptcy of a member or otherwise by operation of law shall supply to the Company: (i) such evidence as the Directors may reasonably require to show his title to the share, (ii) an address at which notices may be sent or supplied to such person, whereupon he shall be entitled to have sent or supplied to him at such address any notice, document or information to which the said member would have been entitled. Any notice, document or information shall for all purposes be deemed to be duly sent or supplied to all persons interested (whether jointly with or as claiming through or under him) in the share. (B) Save as provided by paragraph 138(A), any notice, document or information sent or supplied to the address of any member in pursuance of these Articles shall, notwithstanding that such member be then dead or bankrupt or in liquidation, and whether or not the Company has notice of his death or bankruptcy or liquidation, be deemed to have been duly sent or supplied in respect of any share registered in the name of such member as sole or first-named joint holder. (C) The provisions of this Article shall have effect in place of the Company Communications Provisions regarding the death or bankruptcy of a holder of shares in the Company." Retain the left margin reference "Notices to persons entitled to shares", which applies to Article 138.
139	Amend Article 139 so that it states "Subject to the Statutes, the Company shall not be required to send notices, documents or information to a member who (having no registered address within the United Kingdom) has not supplied to the Company an

Article	Amendment
	address within the United Kingdom for the service of notices."
140	Amend Article 140 so that it states "If at any time by reason of the total suspension or curtailment of postal services within the United Kingdom the Company is unable to give notice by post in hard copy form of a General Meeting, such notice shall be deemed to have been given to all members entitled to receive such notice in hard copy form if such notice is advertised in at least two leading daily newspapers (at least one of which shall be a London newspaper) and such notice shall be deemed to have been given at noon on the day when the advertisement appears. In any such case, the Company shall (i) make such notice available on its website from the date of such advertisement until the conclusion of the meeting or any adjournment thereof and (ii) send confirmatory copies of the notice by post to such members if at least 48 hours prior to the meeting the posting of notices again becomes practicable."
Heading	Prior to Article 141 amend the heading so that it states "SIGNATURE OR AUTHENTICATION OF DOCUMENTS SENT BY ELECTRONIC MEANS".
141	Amend Article 141 so that it states "Where these Articles require a notice or other document to be signed or authenticated by a member or other person then any notice or other document sent or supplied in electronic form is sufficiently authenticated in any manner authorised by the Company Communications Provisions or in such other manner as may be approved by the Directors. The Directors may designate mechanisms for validating any such notice or other document, and any such notice or other document not so validated by such mechanisms shall be deemed not to have been received by the Company."
142	Delete Article 142 and the heading "ELECTRONIC COMMUNICATIONS" and replace with: "142. Nothing in any of the preceding six Articles shall affect any provision of the Statutes that requires or permits any particular notice, document or information to be sent or supplied in any particular manner." Insert in the left margin, as a reference to the contents of Article 142 "Statutory provisions as to notices", in line with the style of the Articles of Association.

No. 1470151

The Companies Act 1985

COMPANY LIMITED BY SHARES

Ordinary Resolution

of

BAE Systems plc

At an Annual General Meeting of the above-named Company duly convened and held at the Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1 on Wednesday 9 May 2007, the following resolution was passed as an Ordinary Resolution:

THAT the Company be and is hereby authorised :

(i) to make Donations to EU Political Organisations; and

(ii) to incur EU Political Expenditure,

Provided that:

(a) the authority conferred by this resolution shall commence on the date on which it is passed and expire on 9 August 2008 or, if earlier, the day before the Company's Annual General Meeting in 2008, being the period determined by the Directors of the Company;

(b) The aggregate amount of such donations and expenditure made by the Company and any other company authorised by a resolution of the shareholders of the Company to make such donations and expenditure shall not exceed £100,000; and

(c) in this resolution the expressions "Donations", "EU Political Organisations" and "EU Political Expenditure" have the meanings set out in Part XA of the Companies Act 1985 (as amended by the Political Parties, Elections and Referendums Act 2000).

No. 1470151

The Companies Act 1985

COMPANY LIMITED BY SHARES

Ordinary Resolution

of

BAE Systems plc

At an Annual General Meeting of the above-named Company duly convened and held at the Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1 on Wednesday 9 May 2007, the following resolution was passed as an Ordinary Resolution:

THAT BAE Systems Marine Limited be and is hereby authorised :

(i) to make Donations to EU Political Organisations; and

(ii) to incur EU Political Expenditure,

Provided that:

(a) the authority conferred by this resolution shall commence on the date on which it is passed and expire on 9 August 2008 or, if earlier, the day before the Company's Annual General Meeting in 2008, being the period determined by the Directors of the Company;

(b) the aggregate amount of such donations and expenditure made by BAE Systems Marine Limited and any other company authorised by a resolution of the shareholders of the Company to make such donations and expenditure shall not exceed £100,000; and

(c) in this resolution the expressions "Donations", "EU Political Organisations" and "EU Political Expenditure" have the meanings set out in Part XA of the Companies Act 1985 (as amended by the Political Parties, Elections and Referendums Act 2000).

No. 1470151

The Companies Act 1985

COMPANY LIMITED BY SHARES

Ordinary Resolution

of

BAE Systems plc

At an Annual General Meeting of the above-named Company duly convened and held at the Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1 on Wednesday 9 May 2007, the following resolution was passed as an Ordinary Resolution:

THAT BAE Systems (Operations) Limited be and is hereby authorised to make Donations to EU Political Organisations and to incur EU Political Expenditure on the terms set out in Resolution 13 in the Notice of Annual General Meeting dated 3 April 2007, replacing the words "BAE Systems Marine Limited" with "BAE Systems (Operations) Limited".

No. 1470151

The Companies Act 1985

COMPANY LIMITED BY SHARES

Ordinary Resolution

of

BAE Systems plc

At an Annual General Meeting of the above-named Company duly convened and held at the Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1 on Wednesday 9 May 2007, the following resolution was passed as an Ordinary Resolution:

THAT BAE Systems Land Systems (Munitions & Ordnance) Limited be and is hereby authorised to make Donations to EU Political Organisations and to incur EU Political Expenditure on the terms set out in Resolution 13 in the Notice of Annual General Meeting dated 3 April 2007, replacing the words "BAE Systems Marine Limited" with "BAE Systems Land Systems (Munitions & Ordnance) Limited".

No. 1470151

The Companies Act 1985

COMPANY LIMITED BY SHARES

Ordinary Resolution

of

BAE Systems plc

At an Annual General Meeting of the above-named Company duly convened and held at the Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1 on Wednesday 9 May 2007, the following resolution was passed as an Ordinary Resolution:

THAT BAE Systems Land Systems (Weapons & Vehicles) Limited be and is hereby authorised to make Donations to EU Political Organisations and to incur EU Political Expenditure on the terms set out in Resolution 13 in the Notice of Annual General Meeting dated 3 April 2007, replacing the words "BAE Systems Marine Limited" with "BAE Systems Land Systems (Weapons & Vehicles) Limited".

No. 1470151

The Companies Act 1985

COMPANY LIMITED BY SHARES

Ordinary Resolution

of

BAE Systems plc

At an Annual General Meeting of the above-named Company duly convened and held at the Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1 on Wednesday 9 May 2007, the following resolution was passed as an Ordinary Resolution:

THAT BAE Systems Hägglunds AB be and is hereby authorised to make Donations to EU Political Organisations and to incur EU Political Expenditure on the terms set out in Resolution 13 in the Notice of Annual General Meeting dated 3 April 2007, replacing the words "BAE Systems Marine Limited" with "BAE Systems Hägglunds AB ".

BAE SYSTEMS plc

DIRECTOR DECLARATION

As previously announced, Andy Inglis has joined the BAE Systems board as a non-executive Director with effect from 13 June 2007.

Mr Inglis is currently a director of BP plc. He has no other details to disclose under paragraph 9.6.13 of The Listing Rules.

15 June 2007

BAE SYSTEMS plc

NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES OR THEIR CONNECTED PERSONS

Notifications made in accordance with Disclosure Rule 3.1.4R(1)(a).

1. The Company has today been notified that Mike Turner, a Person Discharging Managerial Responsibilities ("PDMR") has exercised an option over 1,499 ordinary shares of 2.5 pence each in BAE Systems plc under the BAE Systems SAYE Share Option Scheme at an option price of 256 pence per share. The shares deriving from the exercise of options will be held in the name of Lloyds TSB Registrars Corporate Nominee Limited.

2. The Company has today been notified that Alastair Imrie, a PDMR, has acquired 1,119 ordinary shares of 2.5p each in BAE Systems plc following the reinvestment of dividends on ordinary shares under the BAE Systems Dividend Reinvestment Plan at a price of 451.44 pence per share. Of the shares acquired, 834 will be held in Mr Imrie's own name and 285 in the name of Lloyds TSB Registrars Corporate Nominee Limited.

14 June 2007

BAE SYSTEMS plc

7.75p (net) Cumulative Redeemable Preference Shares of 25p each in the capital of BAE Systems plc ("Preference Shares")

NOTIFICATION OF CONVERSION OF ALL OUTSTANDING PREFERENCE SHARES

As at the final conversion date for the Preference Shares of 31 May 2007, holders of Preference Shares elected to convert 257,152,626 outstanding Preference Shares into fully paid ordinary shares of 2.5p each in the capital of BAE Systems plc ("Ordinary Shares") at the pre-determined conversion rate of 0.47904 Ordinary Shares for every Preference Share.

As permitted by the Company's Articles of Association and as a result of the conversion of 75 per cent. or more of the Preference Shares, BAE Systems confirms that it has elected to require the conversion of the remaining 2,810,283 Preference Shares outstanding. As prescribed by the Company' Articles of Association, the conversion will be on the same terms as the conversion that took place on 31 May 2007. The outstanding Preference Shares will therefore not have any entitlement to the half-yearly Preference Share dividend previously notified as payable on 2 July 2007, nor will any future Preference Share dividend be payable.

Holders of the outstanding Preference Shares will shortly be notified by the Company of the arrangements for conversion.

8 June 2007

BAE SYSTEMS plc

NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES OR THEIR CONNECTED PERSONS

1. Notification made in accordance with Disclosure Rule 3.1.4R(1)(a).

The Company has today been notified that on 1 June 2007 the following Persons Discharging Managerial Responsibility ("PDMRs") exercised options over ordinary shares of 2.5 pence each in BAE Systems plc under the BAE Systems SAYE Share Option Scheme at an option price of 156 pence per share. The shares deriving from the exercise of options will be held in the name of Lloyds TSB Registrars Corporate Nominee Limited.

The number of shares acquired by the individual PDMRs on the exercise of options detailed above is as follows:

Name of PDMR	Number of BAE Systems plc Ordinary shares acquired
Chris Geoghegan	435
Ian King	435
Nigel Whitehead	435

2. Notification made in accordance with Disclosure Rule 3.1.4R(1)(a).

The Company has today been notified by the trustee of the BAE Systems Share Incentive Plan, Hill Samuel ESOP Trustees Limited, that on 1 June 2007 the following Persons Discharging Managerial Responsibilities ("PDMRs") each acquired the number of ordinary shares of 2.5p each listed below in the share capital of BAE Systems plc following the reinvestment of dividends payable on ordinary shares held in the BAE Systems Share Incentive Plan:

Name of PDMR	Number of BAE Systems plc Ordinary shares acquired
Chris Geoghegan	5
Alastair Imrie	13
Ian King	16
George Rose	13
Mike Rouse	5
Mike Turner	13
Nigel Whitehead	5
Alison Wood	1

The shares were acquired at a price of 451.44 pence per share on 1 June 2007 and are held in the name of Lloyds TSB Registrars Corporate Nominee Limited. The transactions took place on the London Stock Exchange.

4 June 2007

BAE Systems plc

TOTAL VOTING RIGHTS – MONTH-END NOTIFICATION

As at 31 May 2007 BAE Systems plc:

(i) had 3,433,991,717 issued ordinary shares of 2.5 pence each admitted to trading. Each ordinary share carries the right to one vote in relation to all circumstances at general meetings of ordinary shareholders of BAE Systems plc;

(ii) held 61,945,000 ordinary shares in treasury. The voting rights of treasury shares are automatically suspended;

(iii) accordingly, had total voting rights of 3,372,046,717.

The total voting rights figure (3,372,046,717) may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine whether they are required to notify their interest in, or a change to their interest in, BAE Systems plc under the FSA's Disclosure and Transparency Rules.

31 May 2007

BAE Systems plc

DIRECTOR DECLARATION (Re current director)

Chris Geoghegan, a director of BAE Systems plc, has been appointed as a non-executive director of Kier Group plc with effect from 1 July 2007. This announcement is made pursuant to paragraph 9.6.14 of the Listing Rules.

31 May 2007

BAE SYSTEMS APPOINTS NEW NON-EXECUTIVE DIRECTOR

The Board of BAE Systems plc has today appointed Andy Inglis a non-executive Director of the Company with effect from 13 June 2007.

Dick Olver, Chairman of BAE Systems said, "I'm very pleased that Andy Inglis will be joining the BAE Systems Board. He is an outstanding engineer with considerable international project experience which I believe will serve us well as we continue to develop our business across the globe."

Andy Inglis is currently Managing Director of BP Group and Chief Executive of its Exploration & Production business. He is a Director of BP p.l.c.

He began his career with BP as a mechanical engineer working on North Sea oil projects. Since then he has worked in various locations throughout the world, recently having responsibility for BP's growth areas, including Azerbaijan, Angola, Algeria, Gulf of Mexico, Egypt, Trinidad and the Pacific region.

He is a Chartered Mechanical Engineer, a Fellow of the Royal Academy of Engineering and a Fellow of the Institute of Mechanical Engineers.

From 13 June 2007, the BAE Systems Board of Directors will be as follows:

Non-Executive Directors
Dick Olver, Chairman
Philip Carroll
Dr Ulrich Cartellieri
Michael Hartnall
Andy Inglis
Sir Peter Mason
Sir Nigel Rudd
Roberto Quarta
Peter Weinberg

Executive Directors
Mike Turner, Chief Executive
Chris Geoghegan, Group Executive Director
Walt Havenstein, Chief Operating Officer, US
Ian King, Chief Operating Officer, UK and RoW
George Rose, Group Finance Director

30 May 2007

BAE SYSTEMS plc

NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES OR THEIR CONNECTED PERSONS

Notification made in accordance with Disclosure rule 3.1.4R(1)(a) of the Disclosure Rules.

The Company was today notified by the trustee of the BAE Systems Share Incentive Plan, Hill Samuel ESOP Trustees Limited, that on 21 May 2007 the following Persons Discharging Managerial Responsibility ("PDMRs") purchased ordinary shares of 2.5 pence each in BAE Systems plc under the Partnership Shares element of the BAE Systems Share Incentive Plan at a price of 445.25 pence per share and were also awarded ordinary shares of 2.5p at nil consideration under the Matching Shares element of the same share plan. The transactions took place on the London Stock Exchange. The shares are held in the name of Lloyds TSB Registrars Corporate Nominee Limited.

The number of shares purchased or acquired by PDMRs is as follows:

Name of PDMR	Number of BAE Systems plc Ordinary shares purchased – Partnership Shares	Number of BAE Systems plc Ordinary shares acquired – Matching Shares
Philip Bramwell	28	3
Alastair Imrie	28	3
Ian King	28	3
George Rose	28	3

22 May 2007

END